August 5, 2019

Securities and Exchange Commission

Division of Corporation Finance

Office of Financial Services

100 F Street, N.E.

Washington, D.C. 20549

Attn: Erin Purnell, Staff Attorney

Re:	Response to Comment on ChoiceOne Financial Services, Inc.’s Amendment No. 1 to Registration Statement on Form S-4 Filed July 26, 2019 File No. 333-232157

This letter, along with the Pre-Effective Amendment No. 2 (“Amendment No. 2”) to Registration Statement on Form S-4, filed today with the Securities and Exchange Commission, provides ChoiceOne Financial Services, Inc.’s (“ChoiceOne”) responses in reply to the Staff’s comment letter dated August 5, 2019 (the “Comment Letter”).

For your convenience, each of your comments in your Comment Letter is set forth below in italicized print immediately prior to ChoiceOne’s response.

Amendment No. 1 to Form S-4

Summary Compensation Table

Compensation Overview, page 108

Comment #1:

We note your revised disclosure in response to comment 5. Please file the transition agreement entered into with Mr. Cady and the employment agreement entered into with Mr. Burke as exhibits to the registration statement. Please also ensure that you have included any other material contracts that should be provided pursuant to Item 601(b)(10) of Regulation S-K.

Response:

Mr. Burke’s employment agreement has been filed as Exhibit 10.7, and Mr. Cady’s transition agreement has been filed as Exhibit 10.8, to the registration statement.

ChoiceOne’s management is available to discuss any of its responses with you at your convenience. Should you have any questions or want to discuss these matters further, please feel free to contact the undersigned by phone at (616) 887-6837 or by email at kpotes@choiceone.com.

Sincerely,

ChoiceOne Financial Services, Inc.

/s/ Kelly J. Potes

Kelly J. Potes

President and Chief Executive Officer

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